

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 18, 2017

Via E-mail
Benjamin W. Mossman
Chief Executive Officer
Rise Gold Corp.
488 – 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7
Canada

Re: **Rise Gold Corp.**
Registration Statement on Form S-1
Filed September 5, 2017
File No. 333-220338

Dear Mr. Mossman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure that your common stock is currently quoted on the OTC Pink. Please note that being quoted on the OTC Pink does not satisfy our requirement that there be an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. Please revise to clarify that the selling shareholders will sell at a fixed price until your shares are quoted on the OTC Bulletin Board, the OTCQX or OTCQB or are listed on a national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions, if applicable.

Exhibit 5.1

2. Please have your counsel revise the legal opinion to opine under the laws of your state of incorporation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jonathan Burr at (202) 551-5833 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining

cc: J. Brad Wiggins, Esq.
        SecuritiesLawUSA, PC